SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 333 - 09470

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of Registrant’s name into English)

Av. Roque Petroni Jr., 1464

4º Andar – Lado “A”

04707-000—São Paulo, SP

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

1. Press release dated February 16, 2006*

*	This press release is expressly incorporated by reference into Telesp Celular Participações S.A.’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein.

Press release

TCP to pay the ADS cancellation and issuance fees in connection with the VIVO mergers

São Paulo, February 16, 2006 – Telesp Celular Participações S.A. (“TCP”) announced today that in the interest of ensuring equal treatment of all shareholders, TCP will pay any American Depositary Share (“ADS”) cancellation and issuance fees of The Bank of New York in connection with the merger of shares of Tele Centro Oeste Celular Participações S.A. (“TCO”) with TCP and the merger of Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) into TCP, as described in TCP’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein (the “Registration Statement”).

Prior to TCP’s decision to pay such fees, and as disclosed in the Registration Statement, holders of ADSs of TCO, TSD and TLE would have had to pay the cancellation fees of The Bank of New York, as depositary under the TCO, TLE or TSD ADS programs, in accordance with the applicable deposit agreements, for the cancellation of each ADS of TCO, TLE or TSD in connection with the mergers. In addition, holders of TCO, TLE or TSD ADSs would have had to pay the issuance fees of The Bank of New York as depositary under the TCP ADS program, in accordance with the TCP deposit agreement, for each TCP ADS issued to them in connection with the mergers.

As disclosed in the Registration Statement, the ADS cancellation fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCO, TLE or TSD to be cancelled, and the ADS issuance fees will not exceed $5.00 per 100 ADSs (or portion thereof) of TCP to be issued. The following chart illustrates the maximum cumulative ADS cancellation and issuance fees that TCP will pay to The Bank of New York in connection with the merger for each ADS of TCO, TLE and TSD outstanding, given the different exchange ratios of TCP ADSs to be received for each ADS of TCO, TLE or TSD.

ADS	Maximum Amount Payable per each ADS (U.S.$)
TCO	0.20415
TLE	0.24499
TSD	0.214395

On or about April 4, 2006, which is the date that The Bank of New York is expected to close the books for all transfers and other transactions involving ADSs of TCO, TLE and TSD, The Bank of New York will calculate the ADS issuance and cancellation fees, and TCP will pay such fees to The Bank of New York on behalf of the TCO, TLE and TSD ADSs holders.

This press release is expressly incorporated by reference into Telesp Celular Participações S.A.’s Registration Statement on Form F-4/A, filed with the Securities and Exchange Commission on January 24, 2006 (SEC File No. 333-130410), and in the Prospectus, dated January 24, 2006, included therein.

Important Notice: Investors in ADSs of TCP, TCO, TSD and TLE and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. are urged to read the Prospectus, dated January 24, 2006, of TCP relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from TCP.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2006

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira
Investor Relations Officer